UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

John D. Thomas

Walter J. and Betty C. Zable Foundation

Treasurer

c/o Magill & Company

1660 Hotel Circle North/Suite 710

San Diego, CA 92108

(858) 505-2989

(Name, address and telephone number of person authorized to receive notices and communications)

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106	SCHEDULE 13G

1.	Name of Reporting Person; S.S. or IRS Identification Walter J. and Betty C. Zable Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,326,117 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,326,117 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,117 (1)

10.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 11 4.96% (2)

12.	Type of Reporting Person CO

(1)  Represents 1,326,117 shares held by the Walter J. and Betty C. Zable Foundation (the “Foundation”).  The Foundation is a company exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  There are four trustees of the Foundation with shared voting and dispositive powers over the shares.  None of the trustees has a pecuniary interest in the shares held by the Foundation and each of the trustees disclaims beneficial ownership of the shares held by the Foundation.  Two of the trustees, John D. Thomas and William W. Boyle, are executive officers of the Issuer.

(2)  Based on 26,736,307 shares of common stock of Cubic Corporation outstanding as of July 22, 2013, as reported in Cubic Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 1, 2013.

CUSIP No. 229669106	SCHEDULE 13G

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13G initially filed with the Securities and Exchange Commission (“SEC”) on September 9, 2013 (collectively, the “Statement”).  The Reporting Person is filing this Amendment to report changes in its beneficial ownership since the previous filing of the Statement.  Except as set forth below, all previous Items set forth in the Statement are unchanged.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

Item 4.	Ownership
	(a)	Amount beneficially owned: 1,326,117 (1)
	(b)	Percent of class: 4.96% (2)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 1,326,117
		(ii)	Shared power to vote or direct the vote: None
		(iii)	Sole power to dispose or to direct the disposition of|: 1,326,117
		(iv)	Shared power to dispose or to direct the disposition of: None

(1)  Represents 1,326,117 shares held by the Walter J. and Betty C. Zable Foundation (the “Foundation”).  The Foundation is a company exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  There are four trustees of the Foundation with shared voting and dispositive powers over the shares.  None of the trustees has a pecuniary interest in the shares held by the Foundation and each of the trustees disclaims beneficial ownership of the shares held by the Foundation.  Two of the trustees, John D. Thomas and William W. Boyle, are executive officers of the Issuer.

(2)  Based on 26,736,307 shares of common stock of Cubic Corporation outstanding as of July 22, 2013, as reported in Cubic Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 1, 2013.

Item 5                                   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2013

/s/ Warren G. Magill
Warren G. Magill, Trustee